Exhibit (1)



                 Meridian Announces A Nationwide Voluntary Product
                       Exchange of EpiEZPen(R) Auto-Injectors

              COLUMBIA, Md., Oct. 8 /PRNewswire/ -- Meridian Medical Technologies, Inc. (Nasdaq: MTEC) today announced that it is conducting a nationwide precautionary product exchange program in which consumers should return any EpiEZPen(R) or EpiEZPen Jr. (R) auto-injector for a free replacement with the EpiPen(R) or EpiPen Jr.(R) auto-injector, all of which are used for emergency treatment of severe allergic reactions. While more than 99.99 percent of EpiEZPen model auto-injectors continue to function correctly, a small number may spontaneously activate, rendering them ineffective in the event of a medical emergency. Consumers with EpiEZPen or EpiEZPen Jr. should return them to the place of purchase to receive a free EpiPen or EpiPen Jr. For further information consumers may call 1-800-527-4278 or 1-800-755-5560.

              Meridian will include the financial impact of this voluntary product exchange in its financial results for the fourth quarter and fiscal year ended July 31, 1997 to be issued in its 10-K filing. The exchange program is expected to have no significant impact on the company's long-term performance.

              "Although spontaneous activation in the EpiEZPen model auto-injector appears to be at an extremely low level, we have voluntarily initiated this exchange program for the ultimate protection of our patients," said James H. Miller, chairman, president and chief executive officer of Meridian. "Unexpired units are safe and effective for use if they have not spontaneously activated. Patients should not hesitate to use their EpiEZPen or EpiEZPen Jr. if they are needed in a medical emergency prior to being replaced."

              Spontaneous activation in the EpiEZPen or EpiEZPen Jr. model auto-injector does not involve the more widely distributed EpiPen or EpiPen Jr. model, which is mechanically different but contains an equivalent dose of epinephrine. EpiEZPen units that experience spontaneous activation will have an exposed needle at the black tip of the auto-injector, which is easy for the consumer to detect in advance of use. Periodic examination of the EpiEZPen and EpiEZPen Jr. should be conducted until there is an opportunity to exchange the unit.

              This preventive measure follows a recent voluntary recall of one lot of EpiEZPen due to a small number of auto-injectors that were returned for premature activation. EpiEZPen and EpiEZPen Jr. are distributed by Dey Laboratories, and are identified on the packaging under the names of Survival Technology, Inc. and Center Laboratories.

              "The investigation into the cause of spontaneous activation in the EpiEZPen is rapidly progressing at this time," Mr. Miller said. "Preliminary information collected by experts in the field has focused the investigation on manufacturing and process controls at component suppliers. The exchange program is a proactive step on the part of our company to ensure that every consumer is protected, which is our number one priority."

              Meridian has manufactured approximately 150 million auto-injectors in the history of the company and has produced EpiPen for more than 17 years. The company expects that following the completion of the root cause analysis for the spontaneous activation in the EpiEZPen model auto-injector, corrective action will be implemented and the improved product will be reintroduced in the market place.

              The after-tax financial impact of this voluntary product exchange is estimated not to exceed $950,000. In accordance to GAAP, this event is treated as a "post balance sheet subsequent event" and the financial impact of this event will be reflected in fourth quarter and fiscal year ended July 31, 1997 financial results to be reported in the company's 10-K filing. The event was not known at the time the company announced fourth quarter and fiscal year ended results on September 4, 1997. The company estimates its fourth quarter financial results to be a net income of $31,000 or $0.01/share from a previously announced net income of $978,000 or $0.31/share. Fiscal year financial results, excluding one-time, merger related costs, will be an estimated net loss of $456,000 ($0.16)/share from previously announced net income of $491,000 or $0.17/share.

              "This event was unknown when the company announced its financial results on September 4th," Miller emphasized. "Including this item in fiscal 1997 results is unfortunate but appropriate given its recent discovery. However, we should not lose sight of the fact that the EpiEZPen is a new product, having been introduced in March 1996. Revenues from the EpiEZPen since its introduction amount to less than 10 percent of total company sales. Moreover, growth continues strong for the established EpiPen product and we are enjoying strong new orders in our STI Military business unit. We believe the company is well positioned for long-term growth."

              Meridian Medical Technologies is a worldwide leader in the development of auto-injector drug delivery systems. The company also develops and manufactures emerging products for the cardiopulmonary care market. Meridian Medical Technologies provides technology solutions for medicine in early intervention home healthcare and emergency medical technologies. Additional company information is available on the World Wide Web at www.meridianmeds.com

         SOURCE  Meridian Medical Technologies
             -0-                              10/08/97
             /CONTACT: James H. Miller, President and CEO, or G. Troy Braswell, V.P. Finance and CFO, 800-638-8093, both of Meridian Medical Technologies/
             /Web site:  www.meridianmeds.com/
             (MTEC)








                                     - 3 -